FOR IMMEDIATE RELEASE:
August 9, 1999
Contact: Charles R. Harrison, Union Bankshares, Ltd. (303) 298-5352 Herman J. Zueck, Union Bank & Trust (303) 744-3221

          UNION BANKSHARES, LTD. ENTERS INTO AGREEMENT TO BE ACQUIRED
                         BY GOLD BANC CORPORATION, INC.
                       IN $65 MILLION TAX-FREE STOCK SWAP

DENVER, CO -- Union Bankshares, Ltd. (NASDAQ:UBSC), today announced that it has entered into an agreement providing for the acquisition of Union Bankshares, Ltd. (the "Company") by Gold Banc Corporation, Inc. (NASDAQ:GLDB) of
Leawood, Kansas.

     The agreement provides for the acquisition of all the Common Stock of the Company, including shares subject to option, for a purchase price of $23.05 per share, to be paid in shares of Gold Banc common stock. On August 9, 1999, the closing price on the NASDAQ Stock Market for the Company's Common Stock was $12.50. The exchange ratio will be determined by dividing $23.05 by the average price for Gold Banc common stock during the 10-day trading period ending three days prior to closing, unless the average price is less than $13 or greater than $16, in which case the average price shall be fixed at $13 or $16, respectively. On August 9, 1999, the closing price on the NASDAQ Stock Market for Gold Banc Common Stock was $11.50. If the average price of Gold Bank common stock falls below $11 for a period of 10 trading days immediately prior to approval by the Company's stockholders, the Company will be entitled to terminate the transaction. The transaction will be structured as a tax-free reorganization and will be accounted for as pooling-of-interests. It is expected that Charles R. Harrison,


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Chairman of the Board and Chief Executive Officer of Union Bankshares, Ltd.,
would join the Board of Directors of Gold Banc after closing.

     The transaction is subject to the approval of the shareholders of the Company and Gold Banc and the approval of certain regulatory authorities, among other standard terms and conditions. The transaction is expected to close in the fourth quarter of 1999.

     Union Bankshares, Ltd., through its wholly-owned subsidiary Union Bank & Trust, operates from 7 locations in the Denver metropolitan area. At June 30, 1999, the Company had assets of approximately $339.9 million, deposits of approximately $270 million and stockholders' equity of approximately $19.4 million.

     Gold Banc is a bank holding company headquartered in Leawood, Kansas with banks in Kansas, northwestern Missouri and Oklahoma. Gold Banc also includes a full-service broker/dealer and investment management firm, a computer and networking solutions company, a trust company, a mortgage banking operation, and a multi-line insurance agency. Gold Banc enjoys strong internal growth and is one of the country's fastest growing community banking and financial services organizations.

     Charles R. Harrison, Chairman and CEO of Union Bankshares, Ltd. remarked:
"Our board of directors is pleased to join the Gold Banc family and, on behalf of our shareholders, we believe the terms of this transaction represent an appropriate recognition of the underlying value of our franchise. We believe the enhanced financial leverage and operational strength of the combined Gold Banc -- Union Bank organization will allow us to jointly pursue even more attractive growth opportunities beneficial to customers and shareholders alike."

     Herman J. Zueck, Chairman and CEO of Union Bank & Trust, added: "Joining Gold Banc will allow us to preserve the valuable relationships our local board of directors have built in their


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respective communities. Union Bank and Gold Banc are ideal strategic partners because we have similar cultures focused on providing personalized service, which is key to attracting and retaining individual and small business customers in a highly competitive marketplace. Gold Banc also will enhance our competitive position by enabling us to provide a broader range of the financial services that today's busy, convenience-oriented customers expect from their community bank."

     Union Bank & Trust will continue to operate under the Union Bank & Trust name with an ongoing philosophy of personal attention and professional service. Herman Zueck will serve as Chairman of the Board of Union Bank & Trust. Union Bank's customer contact staff will remain intact as well, and customers can expect to see the same people they have come to know and trust each time they visit any Union Bank & Trust location.

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1955. Statements which are not historical facts contained in this document are forward looking statements that involve risks and uncertainties that could cause actual results to differ from projected results. Factors that could cause results to differ materially include, among others: the inability of parties to agree on the terms of the definitive agreements, regulatory concerns, general economic conditions in the Company's and Gold Banc's markets, the monetary policy of the Federal Reserve Board, changes in the interest rates, inflation, competition in the banking business, change in the state and federal regulatory regime applicable to the Company's and the Bank's operations, the results of financing efforts and other risk factors detailed in the Company's Forms 10-KSGB, 10-QSB and 8-K filed with the Securities and Exchange Commission.